AXA EQUITABLE LIFE INSURANCE COMPANY

Attached to and made part of Group Annuity Contract No. AC [5108]

between

AXA Equitable Life Insurance Company (“AXA Equitable”)

and

[Reliance Trust Company, As Trustee], Contract Holder

Rider 2

IT IS HEREBY AGREED that said Contract is amended as set forth below and any and all contrary provisions of the Contract shall be considered to have been replaced by the provisions of this Rider effective [immediately] [July 1, 2015] (the “Rider Effective Date”):

1.	The Cover Page is amended to replace the third paragraph appearing at the bottom of the page, with the following third and fourth paragraphs:

THIS CONTRACT HAS A MARKET VALUE ADJUSTMENT PROVISION. WHEN THIS PROVISION IS IN EFFECT, THE VALUE OF THIS CONTRACT MAY DECREASE UPON TERMINATION. SEE THE SECTION “TERMINATION OF COVERAGE UNDER THE CONTRACT”.

INTEREST RATE GUARANTEE WITH RESPECT TO THE PORTION OF THE ANNUITY ACCOUNT VALUE HELD IN THE GUARANTEED RATE ACCOUNT AND THE GUARANTEED INTEREST OPTION

2.	The Sections under Part I-Definitions below, are replaced with the following:

SECTION 1.14 FORFEITURE ACCOUNT

“Forfeiture Account” means an unallocated account maintained by AXA Equitable under this Contract in conjunction with the operation of Section 8.03. Amounts arising from the reductions in Annuity Account Value pursuant to Section 8.03 will be allocated thereupon to the Forfeiture Account, pending disposition of such amounts (and interest thereon) as determined by the Owner. Such account will be maintained in either: (a) the Guaranteed Interest Option, (b) the Money Market Guarantee Account, or (c) a Qualified Default Investment Alternative.

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SECTION 1.18 INVESTMENT OPTION

“Investment Option” means the funds set forth in the Enrollment Form, or added or removed upon advance notice to the Owner and Participant, including the GRA, the Money Market Guarantee Account, the Guaranteed Interest Option, a Separate Account or a Variable Investment Option of a Separate Account. The GRA and Money Market Guarantee Account are Investment Options only pursuant to the restrictions in Section 2.02, Section 2.03 and Section 4.02, as of the Rider Effective Date.

3.	The following Sections are added under Part I-Definitions:

SECTION 1.16A GUARANTEED INTEREST OPTION

“Guaranteed Interest Option” means the Investment Option that is part of AXA Equitable’s general account and pays interest at guaranteed rates set by AXA Equitable.

SECTION 1.16B GUARANTEED INTEREST RATE

“Guaranteed Interest Rate” means the effective annual rates at which interest accrues on amounts allocated to the Guaranteed Interest Option.

SECTION 1.19A MINIMUM GUARANTEED RATE

“Minimum Guaranteed Rate” means, with respect to the Guaranteed Interest Option, an effective minimum rate of interest as described in the Section “Guaranteed Interest Option-Conditions”.

4.	The second paragraph of Section 2.01 is replaced with the following:

To the extent that a Participant files no valid instructions, contributions on his or her behalf shall be allocated to the Qualified Default Investment Alternative.

5.	The following paragraph is added as the first paragraph of Section 2.02 GRA PROVISIONS, under Part II-Investment Options:

No further contributions may be made to the GRA.

6.	The fourth paragraph of Section 2.02 GRA PROVISIONS, under Part II-Investment Options is replaced with the following:

Upon the maturity of a GRA, subject to the provisions of this Part II, the account balance shall be allocated among the Funding Accounts in accordance with the Participant’s instructions received by AXA Equitable at least four days prior to the maturity date (or, to the extent AXA Equitable receives no such instructions or such instructions are invalid, to the Guaranteed Interest Option or a Qualified Default Investment Alternative).

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7.	The following Section 2.02A GUARANTEED INTEREST OPTION-CONDITIONS is added after Section 2.02:

SECTION 2.02A GUARANTEED INTEREST OPTION - CONDITIONS

(1)	Guaranteed Interest Option

Any amount held in the Guaranteed Interest Option becomes part of AXA Equitable’s general assets, which support the guarantees of this Contract as well as other policies and contracts that AXA Equitable offers.

The amount in the Guaranteed Interest Option at any time with respect to the Plan is equal to the sum of:

•	all amounts that have been allocated or transferred to the Guaranteed Interest Option, plus

•	the amount of any interest credited, less

•	all amounts that have been withdrawn (including charges) or transferred from the Guaranteed Interest Option.

AXA Equitable will credit the amount held in the Guaranteed Interest Option with interest at effective rates that AXA Equitable sets periodically. AXA Equitable will also set a Minimum Guaranteed Rate. A rate of [1.00%] applies as the Minimum Guaranteed Rate under the Contract as described in the Section “Minimum Guaranteed Rate”. AXA Equitable reserves the right to increase or decrease such minimum rate at any time, subject to applicable state laws. However, the changed Minimum Guaranteed Rate will only apply to Contributions and allocations to and transfers to the Guaranteed Interest Option, as described in the Sections “Contributions, Allocations” and “Transfer Requests” respectively, made on or after the date such change is effective. The Application will describe the initial Rate(s) to apply for a stated period or periods starting with the Contract Date.

(a)	Conditions

The Owner agrees:

(i)	All allocations to, and transfers to and from the Guaranteed Interest Option are to be made solely at the discretion of the Participant, such allocations and transfers will be made without any direction or influence from the Owner, for a Plan that meets the requirements of Section 401(k) of the Code. For a Plan that meets the requirements of Section 401(a) which does not contain Section 401(k) provisions, allocations and transfers to and from the Guaranteed Interest Option, will be in accordance with the Plan’s provisions. AXA Equitable is to be given at least [60 days] advance written notice by the Owner of any noncompliance with this condition.

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(ii)	To provide AXA Equitable with any amendment to the Plan or the Plan’s investment policy, any communication by the Owner to the Participants concerning the Guaranteed Interest Option or the Investment Option of the Plan to which it relates, or any change in the manner in which the Plan is administered. Any such document is to be provided to AXA Equitable at least [60 days] before its effective date. AXA Equitable may also request, and the Owner will thereupon provide any other information that AXA Equitable reasonably determines would bear upon the flow of funds to and from the Guaranteed Interest Option.

(iii)	To remit Contributions in accordance with the Section “Contributions, Allocations”;

If the conditions stated above are not complied with, or if AXA Equitable determines and so notifies the Owner by written notice that an amendment to the Plan, the Plan’s investment policy, or any change in the manner in which the Plan is administered would materially and adversely affect the flow of funds to or from the Guaranteed Interest Option, then AXA Equitable will have the right to:

(i)	decline further requests for transfers to or from the Guaranteed Interest Option; and/or

(ii)	deem that a termination of Plan participation has occurred under this Contract and that the Owner has requested AXA Equitable to make payment in accordance with terms of subsection (e)(3) of the Section “Termination of Coverage Under the Contract”.

8.	The following paragraph is added as the first paragraph of Section 2.03 MONEY MARKET GUARANTEE, under Part II-Investment Options:

No further contributions or loan repayments may be made to the Money Market Guarantee Account.

9.	The first paragraph of Section 4.02 is replaced with the following:

Except for the following restrictions, transfers to and from any Investment Option are permitted at any time. Transfers will not be permitted from the GRAs to other Investment Options prior to maturity of the GRA. Transfers will not be permitted into a GRA or into the Money Market Guarantee Account as of the Rider Effective Date.

10.	The first through the fourth paragraphs of Section 5.01 are replaced with the following:

SECTION 5.01 WITHDRAWALS

The Participant may make a request in a form acceptable to AXA Equitable for a withdrawal from the Guaranteed Interest Option, Money Market Guarantee or Variable Investment Options pursuant to the terms of the Plan. Withdrawals may be delayed from certain Variable Investment Options, however, if there is a delay in the redemption of the underlying mutual fund.

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11.	Sections 5.03(d) and 5.03 (e) under TERMINATION OF COVERAGE UNDER THE CONTRACT, are replaced with the following:

(d)	Plan Termination:

If the Plan is to terminate, in whole or in part, without immediate establishment of a successor plan sponsored by the Employer, the Owner will provide AXA Equitable with (i) [90 days] advance written notice and evidence satisfactory to AXA Equitable of such termination. If the plan is to terminate in part, and if Participant accounts are maintained, the Owner will also provide a listing of the Participants covered by such termination. After such notice has been received, withdrawals will be made in accordance with the following:

(1)	Withdrawals from the GRA:

After such notice has been received, any withdrawal from the GRA that is requested by the Owner on behalf of a Participant will continue to be made in accordance with the provisions of the Section “Withdrawals”.

If the Owner so requests in writing, AXA Equitable will pay the aggregate of all amounts then held in GRA on the Transaction Date with respect to the Plan, minus any tax charges in accordance with the Section “Applicable Tax Charges”.

(2)	Withdrawals from Separate Accounts:

After such notice has been received, any withdrawal from any Variable Investment Option that is requested by the Owner on behalf of a Participant will continue to be made in accordance with the provisions of the Section “Withdrawals”.

If the Owner so requests in writing, AXA Equitable will pay the aggregate of all amounts then held in any Separate Account on the Transaction Date with respect to the Plan, minus any tax charges in accordance with the Section “Applicable Tax Charges”.

(3)	Withdrawals from the Guaranteed Interest Option:

After such notice has been received, any withdrawal from the Guaranteed Interest Option that is requested in writing by the Owner on behalf of a Participant, other than a withdrawal that is in connection with a “Benefit Distribution” as described in subsection (g) below, will be made in accordance with this subsection (d)(3). AXA Equitable will accept requests for such withdrawals only after [90 days] has elapsed from AXA Equitable’s receipt of the written notice. Payment of the requested withdrawal will commence, or will be made, within [30 days] of the later of (i) receipt of such request at AXA Equitable’s Processing Office, or (ii) the end of such [90-day period].

(A)	AXA Equitable will, subject to the following provisions, pay such withdrawal in annual installments over a period not to exceed [59 months], as described in subsection (f) below and without a Market Value Adjustment described in subsection (h) below.

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(B)	No transfers may be made on and after the date AXA Equitable receives notice of the Plan termination and before a period of [90 days] has elapsed, except that transfers already being made in accordance with any automatic transfer option available from AXA Equitable will be continued during such period. After the end of such [90-day period], transfers will be permitted and, regardless of which Variable Investment Options had been elected with respect to the Plan, the maximum amount that may be transferred to a Separate Account or a Variable Investment Option of a Separate Account from the Guaranteed Interest Option in any Transfer Period will be an amount equal to [25%] of the amount, if any, that was held in the Guaranteed Interest Option as of the last day of such [90-day period].

(C)	If, during the installment period, the Owner reports to AXA Equitable that all or part of the balance of the installments are to be paid in connection with a Benefit Distribution, AXA Equitable will pay in a single sum the amount requested.

AXA Equitable reserves the right to pay amounts withdrawn from the Guaranteed Interest Option as described in subsection (d)(3) of this Section “Termination of Coverage Under the Contract”, in a single sum in lieu of such annual installments, if the aggregate amount held in the Guaranteed Interest Option with respect to the Plan is less than [$1,000,000.] Such single sum will be equal to the lesser of (i) the amount of withdrawal requested, and (ii) the amount of withdrawal requested reduced by any Market Value Adjustment that applies pursuant to subsection (h) below, of this Section “Termination of Coverage Under the Contract”, provided, however, that such Market Value Adjustment will not exceed [7%]. If a Market Value Adjustment applies, such single sum payment will not be less than the sum of (a) all amounts, other than interest, allocated or transferred to the Guaranteed Interest Option with respect to the Participant and not subsequently withdrawn, transferred or deducted there from, and (b) interest earned on such amount, accrued at the respective Minimum Guaranteed Rate(s). If a Market Value Adjustment applies, then the amount to be paid will be determined as of the “Calculation Date” defined in subsection (h) below of this Section “Termination of Coverage Under the Contract”, and will include interest at the then applicable Guaranteed Interest Rate from the Calculation Date to the “Effective Date of Withdrawal” defined in subsection (h) below of this Section “Termination of Coverage Under the Contract”.

Notwithstanding the above, the Owner may request that the withdrawal from the Guaranteed Interest Option be paid in a single sum in lieu of such annual installments. If AXA Equitable agrees, then such single sum will be equal to the amount described in the immediately preceding paragraph, without regard, however, to the [7%] limit on a Market Value Adjustment.

Any amount to be paid pursuant to this subsection (d)(3) of this Section “Termination of Coverage Under the Contract”, plus, if applicable, any Market Value Adjustment will be withdrawn from the amounts held in the Guaranteed Interest Option.

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(e)	Termination of Participation Under this Contract:

If the Owner is to terminate its participation in the Contract, the Owner will provide AXA Equitable with [90 days] advance written notice of such termination and instructions for the payment of amounts described below. After such notice and instructions have been received, withdrawals will be made in accordance with the following if the Owner so requests in writing:

(1)	Withdrawals from the GRA:

AXA Equitable will pay the aggregate of the amounts then held in the GRA with respect to the Plan.

(2)	Withdrawals from Separate Accounts:

AXA Equitable will pay the aggregate of the amounts then held in any Separate Account with respect to the Plan.

(3)	Withdrawals from the Guaranteed Interest Option:

AXA Equitable will accept requests for withdrawals only after [90 days] has elapsed from AXA Equitable’s receipt of the written notice. Payment of the requested withdrawal will commence (in the case of installments), or will be made (in the case of a single sum), within [30 days] of the later of (i) receipt of such request at AXA Equitable’s Processing Office, or (ii) the end of such [90-day period].

(A)	The amounts in the Guaranteed Interest Option will be paid in annual installments over a period not to exceed [59 months], as described in subsection (f) below, of this Section “Termination of Coverage Under the Contract”.

(B)	No Market Value Adjustment will apply with respect to the installments.

(C)	AXA Equitable will have the right to discontinue maintenance of any Participant-level records and, in lieu thereof, to (i) treat all amounts remaining in the Investment Options as a single Annuity Account Value, with the Owner as sole Participant, and (ii) rely fully upon the advice of the Owner for any Participant-level information required to process transactions hereunder, including but not limited to the payment of death benefits.

(D)	Anything in this Contract to the contrary notwithstanding, any repayments of loans, as described in the Part “Withdrawals to Effect Plan Loans to Participants” of this Contract, on and after the beginning of the installment period are to be made to the then active funding vehicle of the Plan.

(E)	On and after AXA Equitable’s receipt of the Owner’s request for payment, no other withdrawals from, and no transfers to or from, the Guaranteed Interest Option will be made except in conjunction with Benefit Distributions subject to subsection (F) following.

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(F)	The amount of any withdrawal for a Benefit Distribution while installments are in progress will be the amount required therefore, minus any amount then held in another funding vehicle with respect to the Plan.

(G)	On and after the Owner’s request for termination of participation under this Contract, no further Contributions may be made to the Guaranteed Interest Option with respect to the Plan.

AXA Equitable reserves the right to pay amounts withdrawn from the Guaranteed Interest Option in a single sum in lieu of such annual installments described above in subsection (e)(3) of this Section “Termination of Coverage Under the Contract”, if the aggregate amount held in the Guaranteed Interest Option with respect to the Plan is less than [$1,000,000]. Such single sum will be equal to the lesser of (i) the amount of withdrawal requested, and (ii) the amount of withdrawal requested reduced by any Market Value Adjustment that applies pursuant to subsection (h) below, of this Section “Termination of Coverage Under the Contract”, provided, however, that such Market Value Adjustment will not exceed [7%]. If a Market Value Adjustment applies, then the amount to be paid will be determined as of the “Calculation Date” defined in subsection (h) below, of this Section “Termination of Coverage Under the Contract”, and will include interest at the then applicable Guaranteed Interest Rate from the Calculation Date to the “Effective Date of Withdrawal” defined in subsection (h) below, of this Section “Termination of Coverage Under the Contract”. If a Market Value Adjustment applies, such single sum payment will not be less than the sum of (a) all amounts, other than interest, allocated or transferred to the Guaranteed Interest Option with respect to the Participant and not subsequently withdrawn, transferred or deducted therefrom, and (b) interest earned on such amounts, accrued at the respective Minimum Guaranteed Rate(s).

Notwithstanding the above, the Employer may request that the withdrawal be paid in a single sum in lieu of such annual installments. If AXA Equitable has agreed, then such single sum will be equal to the amount described in the immediately preceding paragraph, without regard, however, to the [7%] limit on a Market Value Adjustment.

(f)	Installment Payments:

Any installments to be paid pursuant to subsection (d)(3) or subsection (e)(3), above of this Section “Termination of Coverage Under the Contract”, will be made in accordance with the following:

(i)	The first such installment will be paid on a Business Day that is not more than [30 days] after receipt at AXA Equitable’s Processing Office of the applicable request for payment.

(ii)	Each of the next [four] annual installments will be paid, respectively, on the first Business Day on or after each anniversary of the first installment.

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(iii)	The final installment will be paid on the Business Day before the [fifth] anniversary of the day the first installment was paid.

(iv)	Each such installment will be equal to the amount then in the Guaranteed Interest Option divided by the number of remaining installments, including the one then due.

(g)	Benefit Distribution:

A “Benefit Distribution” for the purposes of this Section “Termination of Coverage Under the Contract” means payment with respect to a Participant under the terms of the Plan in any of the following circumstances:

(i)	as a result of the Participant’s retirement, death, or “Disability”;

(ii)	as a result of the Participant’s separation from service with the Employer, provided such separation from service would qualify as such under Section 402(d)(4)(A) of the Code as in effect under the Tax Reform Act of 1986;

(iii)	as a result of the Participant’s attainment of age [70 1⁄2 ] [59 1⁄2 ];

[(v)	as a result of the Participant’s “hardship withdrawal” within the meaning of the applicable federal income tax regulations. The Employer or Employer’s Designee will advise AXA Equitable if a benefit distribution is attributable to a “hardship withdrawal”.]

For the purposes of (i) above, “Disability” means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long, continued and indefinite duration, presumably for life, as determined by the Employer on the basis of a written determination by the Social Security Administration that disability payments under the Social Security Act have been approved.

(h)	Market Value Adjustment:

Any single sum withdrawal from the Guaranteed Interest Option pursuant to subsection (d)(3) or subsection (e)(3) of this Section “Termination of Coverage Under the Contract”, will be subject to a Market Value Adjustment.

The term “Market Value Adjustment” means the greater of (A) zero, and (B) a percentage equal to:

(i)	the sum of all market value adjustments for quarterly generations in the Guaranteed Interest Option, as determined pursuant to the next paragraph, with respect to the Plan as of the “Effective Date of Withdrawal,” divided by

(ii)	the amount held in the Guaranteed Interest Option with respect to the Plan as of the Effective Date of Withdrawal.

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For purposes of such calculation, the Guaranteed Interest Option will be deemed to consist of a series of quarterly generations, one for each calendar quarter during which the Plan participated in the Guaranteed Interest Option.

The Market Value Adjustment for each such quarterly generation is the product of (A), (B) and (C) as follows:

(A)	the amount of the Plan’s “net cash flow” in the given quarterly generation as of the Effective Date of Withdrawal;

(B)	the rate equal to

(1)	the interest rate, as of the applicable “Calculation Date,” for a five-year Treasury bond, minus

(2)	the “average interest rate,” during the calendar quarter in which such quarterly generation was first established, for five-year Treasury bonds, less [0.25%], subject to the following provisions of this subsection;

(C)	the fraction equal to the number of calendar days from the Effective Date of Withdrawal which occasioned this calculation to the maturity date for the given quarterly generation divided by 365. Such maturity date will be the quinquennial anniversary of the first Business Day of the given quarterly generation.

“Effective Date of Withdrawal” for this purpose means the Business Day on which AXA Equitable is to make payment of the requested withdrawal pursuant to the terms of subsection (d) or subsection (e) of this Section “Termination of Coverage Under the Contract”.

“Calculation Date” for this purpose means the Business Day occurring on or next following the date on which AXA Equitable receives the Owner’s request for payment pursuant to the terms of subsection (d) or subsection (e) of this Section “Termination of Coverage Under the Contract”. The Calculation Date is the date as of which AXA Equitable determines the Market Value Adjustment.

The “average interest rate” to be used for purposes of subsection (h)(B)(2) above of this Section “Termination of Coverage Under the Contract”, with respect to a given quarterly generation whose first Business Day was more than five years before the Calculation Date will be the average interest rate for the most recent calendar quarter whose first Business Day was a quinquennial anniversary of the first Business Day of the given quarterly generation.

The Plan’s “net cash flow” in a given quarterly generation is the sum of all allocations (including interest credited) and transfers to, minus all withdrawals, deductions and transfers from, the Guaranteed Interest Option with respect to such quarterly generation. AXA Equitable may, to the extent that such data are unavailable on the Calculation Date, estimate the applicable amount on the basis of appropriate historical data. The interest rate on a five-year Treasury bond will be determined by using the applicable rate of interest (on an annual effective yield basis) specified in the United States Treasury Department’s Constant Maturity Series for that date. If the interest rate associated with a five-year Treasury bond is not available in that series, the rate will be determined by

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linear interpolation between the next lower and next higher available maturities. The source for the United States Treasury Department’s Constant Maturity Series will be the Federal Reserve Statistical Release F.15 Bulletin. If for any reason this series is not available, the interest rate will be based on a comparable series.

AXA Equitable may at any time substitute a bond of different maturity for the five-year Treasury bond referred to in this subsection, provided that (i) any such change will apply only to Plans which begin participation under this Contract after such change, and (ii) such change will be made by advance written notice to the Owner. In such event, the references in this subsection to “five years” and “quinquennial anniversary” will be deemed to have been correspondingly changed.

12.	Section 8.03 (b) PARTICIPANT ACCOUNT FORFEITURES is replaced with the following:

(b)	Forfeiture Account:

The Forfeiture Account is an unallocated account maintained by AXA Equitable under this Contract in order to hold amounts arising from reductions in Annuity Account Values pursuant to subsection (a) above. Such account will be maintained in either: (a) the Guaranteed Interest Option, (b) the Money Market Guarantee Account, or (c) a Qualified Default Investment Alternative.

13.	Section 9.01 PROGRAM EXPENSE CHARGE is replaced with the following:

SECTION 9.01 PROGRAM EXPENSE CHARGE

There will be an annual Program Expense Charge; equal to the amount in subsections (a), plus the amount in subsection (b) of this Section 9.01, which, except as noted in the following sentence, shall be paid to AXA Equitable from the Funding Accounts, except as noted in the following sentence. Program Expense Charges will not be paid from a GRA.

(a)	A “Percentage Charge” consisting of the sum of the amounts derived by multiplying the following percentages times the aggregate balance of the Funding Accounts as of the immediately preceding January 31:

(i)	[0.51%] of the first $500 million of the aggregate balance;

(ii)	[0.41%] of the next $500 million of the balance;

(iii)	[0.318%] of the balance in excess of $1 billion.

(b)	An [$80] per Participant charge which will be adjusted annually in accordance with the Consumer Price Index as reported by the U.S. Department of Labor.

The Program Expense Charge may be changed as of any May 1 as communicated to the Owner. In no event shall the Program Expense Charge exceed 1.00%.

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The program expense charge is calculated as of each January 31. One twelfth of the program expense charge will be charged to Participants’ account balances computed on an equivalent daily basis during each of the 12 consecutive months beginning May 1 of the same calendar year.

In the case of a Funding Account that is not valued every Business Day, a pro rata portion of the then applicable program expense charge will be charged to Participants’ Accounts in such Funding Account on each Business Day for which a value is established.

New York,

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson, Chairman of the Board and Chief Executive Officer]	Karen Field Hazin, Vice President, Secretary and Associate General Counsel ]

FOR THE CONTRACT HOLDER

Name

Title

Date

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